Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

Duke Energy

PremierNotes

MAKE YOUR CASH WORK HARDER FOR YOU

Introducing PremierNotes from Duke Energy

• Attractive Returns

• Easy Access to Your Money

• No Maintenance Fees

• Secure, Online Investment Access 24/7

• Backed by the Strength and Stability of Duke Energy

ENERGIZE YOUR RETURNS

ENERGIZE

YOUR

RETURNS

At Last — A Powerful Opportunity For Higher Returns On Your Short-Term Funds

If you’re looking to get an attractive rate of return on your short-term funds, you owe it to yourself to check out PremierNotesSM from Duke Energy. PremierNotes is designed to deliver a rate of return that is higher than the average taxable money market mutual fund — a minimum of 1/4 percent higher. And, with our tiered approach to returns, higher balances can benefit from rates that are even higher. Go to duke-energy.com/ premiernotes to check today’s rates and see how much better you can be doing with PremierNotes. We think you’ll be impressed.

No Administrative Fees/

Easy Access to Your Money

Getting attractive returns doesn’t mean giving up convenience, or having to deal with a lot of automatic fees. In fact, as long as you maintain your minimum balance, there are no recurring sales fees or maintenance fees with PremierNotes, all of your money is working for you. The minimum balance is only $1,000, and you can make fast, free and easy redemptions by check or by phone. You get unlimited check-writing over $250, and all your checks are on us — just let us know when you’re running low, and we’ll send you another packet free. You can even link your PremierNotes investment to your bank account to ensure quick transfers.

24/7 Investment Access

Once you’re enrolled, you’ll be able to set up your own secure PremierNotes online portal to access your investment information any time of the day or night. You’ll be able to confirm transactions and view up to 18 months of investment activity. You’ll also be able to view our current investment rates.

An Investment as Strong as Duke Energy

Your PremierNotes investment is backed by the strength and stability of Duke Energy Corporation, a Fortune 500 company traded on the New York Stock Exchange. With a proud history of more than 100 years of service, Duke Energy is today one of the largest electric power holding companies in the United States, serving approximately 4 million residential and business customers. Duke Energy has paid a cash dividend on its common stock since 1926 and has a long history of profitability. Through PremierNotes, you can benefit from this long-term financial strength and stability, while earning an attractive return on your short-term investments.

Premier NotesSM

See How Much Higher

Your Returns Can Be

Go to duke-energy.com/premiernotes or call 800-659-DUKE (3853) for the latest rates; compare them to the rate of return you’re getting now, or any other short-term investment vehicle you might be considering.

Begin Your Own PremierNotes Investment — It’s Fast and Easy

When you’re ready to go, starting your investment is as easy as 1-2-3:

1. COMPLETE the simple application form, which can be found in your Enrollment Kit, downloaded from duke-energy.com/premiernotes or requested by calling 800-659-DUKE (3853).

2. WRITE your check for an initial investment of $1,000 or more made payable to “Duke Energy PremierNotes.

3. SEND your completed application and check to: Duke Energy PremierNotes

P.O. Box 75708

Chicago, IL 60675-5708

Once we receive your application and initial investment, we will send you your Welcome Kit that confirms your investment and provides information on accessing your investment online, along with your first packet of free checks.

Then, enjoy the returns on your hard-earned cash!

Duke Energy®

PremierNotes from — Duke Energy represents an exciting new opportunity for investors to boost returns on their short-term cash. For more information

800-659-DUKE (3853) | www.duke-energy.com/premiernotes

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FPO

Duke Energy PremierNotes earn interest at a floating rate per annum equal to the most recent seven-day average yield (non-compounded) for taxable money funds as reported weekly in the iMoneyNet Money

Fund Average,™ plus at least 1/4 percent. Interest is compounded daily and posted to your investment monthly. Investors are encouraged to carefully read the program prospectus and seek professional advice from a financial advisor when considering participation in the PremierNotes program. Interest income is subject to federal and applicable state and local taxes. Overdraft and other fees may apply, as outlined in the program prospectus.

An investment in PremierNotes allows individuals and institutions to benefit from the financial strength of

Duke Energy Corporation. PremierNotes are not money market accounts, which are typically diversified funds consisting of short-term debt securities of many issuers, and therefore do not meet the diversification and investment quality standards set forth for money market funds by the Investment Company Act of

1940. Instead, PremierNotes are variable denomination, floating rate demand notes that are unsecured debt obligations of Duke Energy Corporation and are backed only by the assets of Duke Energy Corporation.

Your investment in PremierNotes is not equivalent to a deposit or other bank account and is not guaranteed,

insured, or subject to the protection of the Federal Deposit Insurance Corporation.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States

Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.

Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).

ENERGIZE YOUR RETURNS